

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 6010

February 2, 2009

<u>Via U.S. Mail</u>

Mr. Shevach Saraf
Chief Executive Officer
Solitron Devices, Inc.
3301 Electronics Way
West Palm Beach, FL   33407

   RE: Solitron Devices, Inc.
     Item 4.01 Form 8-K
     Filed January 23, 2009
     File No. 1-04978

Dear Mr. Saraf:

  We have completed our review of your Form 8-K and related filings and have no further comments at this time.

      Sincerely,

      Kevin L. Vaughn
      Accounting Branch Chief